UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 000-30503


 (Check one): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X]  Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:     June 30, 2010

              [ ] Transition Report on Form 10-K

              [ ] Transition Report on Form 20-F

              [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AVSTAR AVIATION GROUP, INC.
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Full Name of Registrant
Pangea Petroleum Corp.
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Former Name if Applicable

3600 GESSNER, SUITE 220
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Address of Principal Executive Office (Street and Number)

HOUSTON, TEXAS  77063
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reason described in reasonable detail in Part III of
         |     this form could not be eliminated without unreasonable effort or
         |     expense
         |
         | (b) The subject annual report, semi-annual report, transition report
         |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
         |     portion thereof, will be filed on or before the fifteenth
   [X]   |     calendar day following the prescribed due date; or the subject
         |     quarterly report or transition report on Form 10-Q or subject
         |     distribution report on Form 10-D, or portion thereof, will be
         |     filed on or before the fifth calendar day following the
         |     prescribed due date; and
         |
         | (c) The accountant's statement or other exhibit required by Rule
         |     12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2010 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                RUSSELL IVY                      281          710-7103
--------------------------------------          ------         ---------
                   (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                Yes [ ]   No [X]

On April 13, 2010, Registrant filed a Current Report on Form 8-K reporting on the acquisition by Twin Air Calypso Services, Inc., Registrant's newly-formed, indirectly wholly-owned Florida subsidiary (the "New Subsidiary"), of certain assets used by Miami Aviation Maintenance Co. ("MAMCO") to provide aviation maintenance, repair and overhaul ("MRO") services. Registrant believes that rules may require it to have filed on or about June 23, 2010 an amendment to such Current Report on Form 8-K to include certain audited financial statements regarding MAMCO. No such Report was filed

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [X]   No [ ]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects that its revenues will drop sharply in the second quarter of 2010 compared to the second quarter of 2009. The reason for this is that, during the second quarter of 2010, Registrant was constrained to transition its business from French Valley Airport in Southern California to North Perry Field in Pembroke Pines, Florida in Broward County, Florida, as Registrant's lease in Southern California expired. Because of this transition, Registrant is developing new customer bases. At this time, Registrant is not in a position to estimate its profits or losses for the second quarter of 2010. However, it believes that its losses in the second quarter of 2010 will increase compared to the second quarter of 2009, due to increased selling, general and administrative expense resulting from the partial conversion of some outstanding convertible notes, offset to some extent by a reduction in cost of goods sold.

                          AVSTAR AVIATION GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August  16 , 2010          By:  /s/ Russell Ivy
                                       ---------------------------------------
                                       President & CEO
                                       (Principal Executive Officer)
                                       (Principal Financial and Accounting
                                       Officer)


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)